1
File No. 30- 1







SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549


FORM U5S

ANNUAL REPORT


For the Year Ended December 31, 1997

Filed Pursuant to the Public Utility Holding Company Act of 1935

by

UNITIL CORPORATION
6 Liberty Lane West, Hampton, New Hampshire  03842-1720
TABLE OF CONTENTS

ITEMS                           PAGE
Item 1                          1
Item 2                          2
Item 3                          3
Item 4                          4
Item 5                          5
Item 6  Part I                  6
        Part II                 8
        Part III(a)             9
                (b)             13
                (c)             14
                (d)             14
                (e)             14
                (f)             15
Item 7  Part I                  17
        Part II                 17
Item 8  Part I                  17
        Part II                 17
        Part III                17
Item 9  Part I                  17
        Part II                 17
        Part III                17
Item 10 Financial Statements    18
	Exhibits		29



ITEM 1

SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 1997

  Name of Company                Number of
                                 Common      % of
                                 Shares      Voting   Issuer       Owner's
                                 Owned       Power    Book Value   Book Value
Unitil Corporation
   Concord Electric              131,745     100%     10,180,258   10,180,258
   Company (CECO)
   Exeter & Hampton              195,000     100%     11,478,339   11,478,339
   Electric Company (E&H)
   Fitchburg Gas and Electric  1,244,629     100%     37,572,688   37,572,688
   Light Company (FG&E)
   Unitil Power Corp. (UPC)          100     100%        407,697      407,697
   Unitil Realty Corp. (URC)         100     100%      1,302,470    1,302,470
   Unitil Resources, Inc. (URI)      100     100%         24,629       24,629
   Unitil Service Corp. (USC)        100     100%          2,688        2,688


ITEM 2

ACQUISITIONS OR SALES OF UTILITY ASSETS

	Information concerning acquisitions or sales of utility assets by System companies not reported in a certificate filed pursuant to Rule 24 - None

ITEM 3.   ISSUE, SALE, PLEDGE, GUARANTEE, OR ASSUMPTION OF SYSTEM SECURITIES

Name of    Name Of Company        Brief Description  Consideration  Authori
Issuer     Issuing, Selling,       of Transaction                   zation or
and Title  Pledging, Guaranteeing                                   Exemption
of Issue   or Assuming

  (1)             (2)                   (3)                (4)         (5)
Unitil                                                  (In Whole
Corporation                                              Dollars)
(UTL)
                UTL             Issuance of Shares
                                Pursuant to Stock
                                Option Plan on 5/9/97
                                - 1,139 shares and on                HCAR No.
                                12/31/97 -27,083 shares.  $241,710   35-25677


                UTL             Issued on Various Dates,
                                51,529 Shares in Connection
                                with the Company's Dividend
                                Reinvestment and Stock
                                Purchase Plan and Tax
                                Deferred Savings and                 HCAR No.
                                Investment Plan         $1,042,974   35-25677


Short-term     UTL, CECo, E&H,  Bank Borrowings Made
Bank           FG&E, Service,   on Various Dates and
Borrowings     Realty, Power,   Such Funds Lent to
               Resources        Affiliates Under the                 HCAR No.
                                Unitil Cash Pool            (A)      35-26328

Unitil Realty  UTL,URC          Issuance and Sale of    $7,500,000   HCAR No.
Corp.                           $7.5 million Senior                  35-26739
(URC)                           Secured Notes by URC
                                guaranteed by UTL







(A) Maximum borrowing authority is $25,000,000. Borrowings outstanding at December 31, 1997 were $18,000,000.


ITEM 4.  ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES



Name of          Name Of
Issuer          Company Acquiring,           Extinguished (EXT)
and             Redeeming, or                Distributed (D)
Title of        Retiring           Consider  or  Held (H)  For    Authorization
Issue           Securities         ation     Further Disposition  or  Exemption

  (1)               (2)             (3)              (4)                (5)
                (In Whole
                 Dollars)
Unitil
Corporation
(UTL)
Common Stock,   Unitil                           D & H (B)         HCAR No.
No Par Value    Service Corp.                                      35-25951













(B) Common Stock Purchased on the Open-Market to Satisfy Requirements of the Management Performance Compensation Program.

ITEM 5.   INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES AS OF
          DECEMBER 31, 1997

1. Aggregate amount of Investments in persons operating in the retail service area.

Name of  Name of    Nature of    Description   Number   Percent   Owner's
Company  Issuer     Issuer's     of            of       of Voting Book
                    Business     Securities    Shares   Power     Value
                                                                (In Dollars)

  (1)     (2)         (3)           (4)           (5)       (6)         (7)


CECo    Concord     Economic     Common Stock    120         *      $3,000
        Regional    Development
        Development
        Corp.


E&H     Collin      Retail       12% S. F.                   *        $500
        & Alkman                  Debenture
        Group

        Wickes      Retail       Capital Stock     3         *          $6
        Companies,
        Inc.

FG&E    Ames        Retail       Cum.Preferred    32         *        $170
        Department               Stk.
        Store

	Massachusetts
        Business    Economic     Common Stock    350         *      $3,500
        Development Development
        Corp.

        Boundary    Gas
        Gas, Inc.   Distribution Common Stock   0.57         *         $57

2.  Securities owned not included in 1 above.
	None

ITEM 6

OFFICERS AND DIRECTORS OF UNITIL CORPORATION AND SUBSIDIARIES

	Part I.  As of December 31, 1997:


			LEGEND OF ABBREVIATIONS
			CB		Chairman of the Board
			D		Director
			CEO		Chief Executive Officer
			P		President
			COO		Chief Operating Officer
			CFO		Chief Financial Officer
			SEVP		Senior Executive Vice President
			EVP		Executive Vice President
			SVP		Senior Vice President
			VP		Vice President
			T		Treasurer
			S		Secretary/Clerk
			C		Controller



Name and
Business Address        Unitil  CECo    E&H     FG&E    USC     URC   UPC  URI
Michael J. Dalton
6 Liberty Lane West
Hampton, NH  03842      D, P,   D, P    D, P     D,P    D,      D     D    D, VP
                        COO                             SEVP
Thomas M. Hardiman
5 Walker Street
Concord, NH   03301		D

G. Arnold Haynes
34 Washington Street
Wellesley, MA   02181   D                        D

Douglas K. Macdonald
8 Wilson Avenue
Concord, NH   03301	D	D

J. Parker Rice, Jr.
112 River Street
Fitchburg, MA   01420   D                        D

John J. Quinn
13 Williams Circle
Stratham. NH   03885			D

Robert G. Schoenberger
6 Liberty Lane West      D, CB,
Hampton, NH  03842       CEO

ITEM 6. (continued)

Name and
Business Address        Unitil  CECo    E&H     FG&E    USC     URC   UPC  URI

Charles H. Tenney II
300 Friberg Parkway
Westborough, MA   01581   D

Charles H. Tenney III
300 Friberg Parkway
Westborough, MA   01581   D

William W. Treat
P.O. Box 800
Stratham, NH  03885       D             D

W. William VanderWolk, Jr.
Route 109, Box 20
Melvin Village,
NH 03850                  D     D

Robert L. Ware
P.O. Box 2202
Fitchburg, MA   01420				D

Franklin Wyman, Jr.
211 Congress Street
Boston, MA  02110         D                     D

Joan D. Wheeler
P.O. Box 895
Hollis, NH  03049         D

Michael B. Green
250 Pleasant Street
Concord, NH  03301		D

H. Alfred Casassa
459 Lafayette Road
Hampton, NH  03841			D

Gail A. Siart
6 Liberty Lane West     CFO, T,
Hampton, NH  03842      S                               SVP,D   D,P       VP,T

David K. Foote
6 Liberty Lane West
Hampton, NH  03842                              SVP     VP            D,SVP

Raymond J. Morrissey
6 Liberty Lane West
Hampton, NH  03842					VP


Name and
Business Address        Unitil  CECo    E&H     FG&E    USC     URC   UPC   URI

Mark H. Collin
6 Liberty Lane West
Hampton, NH  03842              T       T       T       VP,T    T     T

Richard Heath
One McGuire Street
Concord, NH   03302		VP

Anthony Smoker
6 Liberty Lane West
Hampton, NH  03842                      VP

Glenn D. Appleton
6 Liberty Lane West
Hampton, NH  03842                                      VP

James G. Daly
6 Liberty Lane West
Hampton, NH  03842                                      SVP, D  D      D     P

George R. Gantz
6 Liberty Lane West
Hampton, NH  03842                                      SVP, D  D      P     D

Sandra L. Whitney
6 Liberty Lane West
Hampton, NH  03842              S       S               S       S       S      S

Laurence M. Brock
6 Liberty Lane West
Hampton, NH  03842              C       C       C       C       C       C      C

M. Mitchell Bodnarchuk
285 John Fitch Highway
Fitchburg, MA  01420				VP, S


Part II.	Each officer and director with a financial connection within the provisions of Section 17(c) of the Act are as follows:

Name of Officer     Name and Location of     Position Held in  Applicable
or Director         Financial Institution    Financial         Exemption Rule
                                             Institution

(1)                     (2)                     (3)                (4)

Franklin Wyman,     Brookline Savings Bank,  Trustee,             70(c)
Jr.                 Brookline MA             Vice President







	Part III. The disclosures made in the System companies' most recent proxy statement and annual report on Form 10-K with respect to items (a) through (f) follow:

(a)	COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS
Directors' Compensation
	Members of the Board of Directors who are not officers of Unitil or any of its subsidiaries receive an annual retainer fee of $7,000 and $500 for each Board meeting attended. Members of the Executive Committee, who are not officers of Unitil or any of its subsidiaries, receive an annual retainer fee of $2,000 and $400 for each meeting attended. Members of the Audit Committee and Compensation Committee receive an annual retainer fee of $1,000 and $400 for each meeting attended. Those Directors of Unitil who also serve as Directors of CECo, E&H or FG&E and who are not officers of Unitil or any of its subsidiaries receive a meeting fee of $100 per subsidiary meeting attended and no annual retainer fee from CECo, E&H or FG&E. All Directors are entitled to reimbursement of expenses incurred in connection with attendance at meetings of the Board of Directors and any Committee on which they serve. In March, 1998
The Board of Directors approved an increase of $5,500 in the annual compensation received by Directors, to be paid in Unitil Common Stock, effective January 1, 1998. The annual retainer fee of $7,000 and $500 for each Board Meeting attended remain unchanged.

Executive Compensation
	The tabulation below shows the compensation Unitil Corporation, or any of its subsidiaries, has paid to its Chief Executive Officer and its most highly compensated officers whose total annual salary and bonus were in excess of $100,000 during the year 1997.

                                              Long-Term Compensation
                Annual Compensation               Awards        Payouts
Name and                              Other   Restricted             All Other
Principal             Salary  Bonus   Annual  Stock  Options LTIP    Compensa
Position (1)    Year  ($)     ($)     Comp.($)Awards (#)     Payouts tion($)
(a)             (b)   (c)     (d)     (e)     (f)    (g)     (h)     (i)
Robert G.
Schoenberger(2) 1997   65,833(3) -       -       -    25,000(4)     $13,207 (5)
Chairman of the          -       -       -       -       -       -       -
Board & CEO     -        -       -       -       -       -       -
                                 -       -       -       -
Peter J.        1997  218,499 104,800(7) -       -       -       -   $3,791 (8)
Stulgis (6)
Chairman of the 1996  241,025 100,036    -       -       -       -
Board & CEO     1995  215,300 110,411    -       -       -       -
                                 -       -       -       -
Michael J.      1997  174,000  63,834(7)         -       -       - $10,912 (9)
Dalton          1996  169,200  61,959    -       -       -       -
President & COO 1995  164,400  63,347    -       -       -       -

Gail A.         1997  135,000  33,568(7) -       -       -       - $ 5,432 (11)
Siart (10)      1996   97,500  32,580    -       -       -       -
CFO, Treasurer  1995   90,000  47,228    -       -      3,000(12)
& Secretary

James G. Daly   1997  125,625  33,658(7) -       -       -       - $ 5,466 (13)
Senior VP,      1996   95,625  32,580    -       -               -
Unitil Service  1995   88,675  47,228    -       -      3,000(12)       -

George R. Gantz 1997  104,475  33,568(7) -       -       -         $ 4,369 (14)
Senior VP,      1996   95,625  32,580    -       -               -
Unitil Service  1995   89,000  42,428    -       -      3,000(12) -     -





NOTES:
(1) Officers of the Company also hold various positions with subsidiary companies. Compensation for those positions is included in the above table.
(2) Robert G. Schoenberger was elected Chairman of the Board and Chief Executive Officer in October 1997. Mr. Schoenberger was not employed by the Company or any of its subsidiary companies prior to October 1997.
(3) Base salary paid to Mr. Schoenberger for 1997 includes salary for the months of November and December, and a $25,000 payment received on his first day of employment with the Company. Mr. Schoenberger's annual base salary is $245,000.
(4)   Options were granted to Mr. Schoenberger on November 3, 1997 under the
Key Employee Stock Option Plan (see "Other Compensation Arrangements" and subsequent notes.)
(5) All Other Compensation for Mr. Schoenberger for the year 1997 includes the Supplemental Life Insurance payment, Group Term Life Insurance payment, and taxable relocation payment valued at $64, $255 and $12,888, respectively.
(6) Peter J. Stulgis served as Chairman of the Board and Chief Executive Officer of the Company until his death in May 1997.
(7)   Bonus amounts are comprised of Management Performance Compensation Program
(MPCP) cash and stock awards and distributions from the System's non-utility subsidiary, Unitil Resources. Unitil maintains a management performance compensation program ("MPCP") for certain management employees, including Executive Officers. The MPCP provides for awards to be calculated annually and paid in a combination of cash and Unitil Common Stock. Awards are based on several factors designed to reflect the Company's performance and the attainment of individual performance goals. There was no distribution from Unitil Resources in 1996 or 1997.
(8) All Other Compensation for Mr. Stulgis for the year 1997 includes the company's contribution to the Tax Qualified Savings and Investment Plan ("401(K)") and Group Term Life Insurance payment, valued at $3,283 and $508, respectively.
(9) All Other Compensation for Mr. Dalton for the year 1997 includes, 401(K) company contribution, Supplemental Life Insurance payment and Group Term Life Insurance payment, valued at $4,800, $3,452 and $2,660, respectively.
(10)  Gail A. Siart resigned from the Company effective January 23, 1998.
(11) All Other Compensation for Ms. Siart for the year 1997 includes 401(K) company contribution, Supplemental Life Insurance payment and Group Term Life Insurance payment, valued at $4,742, $424 and $266, respectively.
(12)  Options were granted in 1995 under the Key Employee Stock Option Plan
(see "Other Compensation Arrangements" and subsequent notes).
(13) All Other Compensation for Mr. Daly for the year 1997 includes 401(K) company contribution, Supplemental Life Insurance payment and Group Term Life Insurance payment, valued at $4,452, $603 and $411, respectively.
(14) All Other Compensation for Mr. Gantz for the year 1997 includes 401(K) company contribution, Supplemental Life Insurance payment and Group Term Life Insurance payment, valued at $3,134, $682 and $553, respectively.


OTHER COMPENSATION ARRANGEMENTS

The table below provides information with respect to options to purchase shares of the Company's Common Stock exercised in fiscal 1997 and the value of unexercised options granted in prior years under the Key Employee Stock Option Plan ("Option Plan") to the named executive officers in the Summary Compensation Table and held by them as of December 31, 1997. The Company has no compensation plan under which Stock Appreciation Rights (SARs) are granted.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR (FY) AND FY-END OPTION VALUES
               Shares          Number of Unexercised   Value of Unexercised
               Acquired            Options at         In-the-Money Options at
Name and       on       Value     FY-End (#) (2)          FY-End ($)
Principal      Exercise Realized   Exercisable/           Exercisable/
Position (1)   (#)     ($)         Unexercisable          Unexercisable
(a)            (b)     (c)             (d)                     (e)
Robert G.       -       -       exercisable         0    exercisable          0
Schoenberger
Chairman of the         -       unexercisable  25,000(3) unexercisable  153,563
Board & CEO	-	-

Peter J.      5,280   73,709    exercisable    18,720    exercisable    313,981
Stulgis(4)
Chairman of the         -       unexercisable       0    unexercisable        0
Board & CEO	-	-

Michael J. Dalton       -       exercisable    24,000    exercisable    398,700
President & Chief       -       unexercisable       0    unexercisable        0
Operating Officer	-	-
	-	-
Gail A.       5,078   68,350    exercisable         0    exercisable          0
Siart(5)
CFO, Treasurer &        -       unexercisable       0    unexercisable        0
Secretary	-	-
	-	-
James G. Daly   -       -       exercisable     5,078   exercisable      67,492
Senior VP,      -       -       unexercisable       0   unexercisable         0
Unitil Service	-	-
	-	-
George R. Gantz -       -       exercisable     5,078   exercisable      72,425
Senior VP,      -       -       unexercisable       0   unexercisable         0
Unitil Service



NOTES:

(1)	The Option Plan authorizes the KESOP Committee to provide in the award agreements that the participant's right to exercise the options provided for therein will be accelerated upon the occurrence of a "Change in Control" of Unitil. The term "Change in Control" is defined in substantially the same manner as in the Severance Agreements as defined below. All of the award agreements entered into with participants in the Option Plan to date contain such a "Change in Control" provision. Each award agreement also provides that, upon the exercise of an option on or after a Change in Control, Unitil shall pay to the optionee, within five business days, a lump sum cash amount equal to the economic benefit of the optionee's outstanding options and associated dividend equivalents that the optionee would have received had the option remained unexercised until the day preceding the expiration of the grant.

(2)	Amounts listed in column (d) in the table above do not include non-preferential dividend equivalents associated with options outstanding.

(3) In accordance with the terms of Mr. Schoenberger's employment agreement, on November 3, 1997, he received 25,000 options to purchase shares of Company stock under the Key Employee Stock Option Plan. The options granted to Mr. Schoenberger are not exercisable until November 3, 1998.

(4) Peter J. Stulgis served as Chairman of the Board and Chief Executive Officer of the Company until his death in May 1997.

(5)  Gail A. Siart resigned from the Company effective January 23, 1998.

	Unitil maintains a tax-qualified defined benefit pension plan and related trust agreement (the "Retirement Plan"), which provides retirement annuities for eligible employees of Unitil and its subsidiaries. Since the Retirement Plan is a defined benefit plan, no amounts were contributed or accrued specifically for the benefit of any officer of Unitil under the Retirement Plan. Directors of Unitil who are not and have not been officers of Unitil or any of its subsidiaries are not eligible to participate in the Retirement Plan.

      	The table below sets forth the estimated annual benefits (exclusive of Social Security payments) payable to participants in the specified compensation and years of service classifications, assuming continued active service until retirement. The average annual earnings used to compute the annual benefits are subject to a $160,000 limit.

PENSION PLAN TABLE

Average Annual
Earnings Used for
Computing Pension
                                   ANNUAL PENSION

                10 Years        20 Years        30 Years        40 Years
                of Service      of Service      of Service      of Service
100,000         20,000          40,000          50,000          55,000
125,000         25,000          50,000          62,500          68,750
150,000         30,000          60,000          75,000          82,500
160,000         32,000          64,000          80,000          88,000


	The present formula for determining annual benefits under the Retirement Plan's life annuity option is (i) 2% of average annual salary (average annual salary during the five consecutive years out of the last twenty years of employment that give the highest average salary) for each of the first twenty years of benefit service, plus (ii) 1% of average annual salary for each of the next ten years of benefit service and (iii) 1/2% of average annual salary for each year of benefit service in excess of thirty, minus (iv) 50% of age 65 annual Social Security benefit (as defined in the Retirement Plan), and (v) any benefit under another Unitil retirement plan of a former employer for which credit for service is given under the Retirement Plan. A participant is eligible for early retirement at an actuarially reduced pension upon the attainment of age 55 with at least 15 years of service with Unitil or one of its subsidiaries. A participant is 100% vested in his benefit under the Retirement Plan after 5 years of service with Unitil or one of its subsidiaries. As of January 1, 1998, Executive Officers Shoenberger, Dalton, Siart, Daly and Gantz had .17, 30, 15, 9 and 14 credited years of service, respectively, under the Retirement Plan.

        Unitil Service also maintains a Supplemental Executive Retirement Plan ("SERP"), a non-qualified defined benefit plan. SERP provides for supplemental retirement benefits to executives selected by the Board of Directors. At the present time, Messrs. Schoenberger and Dalton are eligible for SERP benefits upon attaining normal or early retirement eligibility. Annual benefits are based on a participant's final average earnings less the participant's benefits payable under the Retirement Plan, less other retirement income payable to such participant by Unitil or any previous employer and less income that a participant receives as a primary Social Security benefit. Early retirement benefits are available to a participant, with the Unitil Board's approval, if the participant has attained age 55 and completed 15 years of service. Should a participant elect to begin receiving early retirement benefits under SERP prior to attaining age 60, the benefits are reduced by 5% for each year that commencement of benefits precedes attainment of age 60. If a participant terminates employment for any reason prior to retirement, the participant will not be entitled to any benefits. Under the SERP, Messrs. Schoenberger and Dalton would be entitled to receive an annual benefit of $14,238 and $21,859, respectively, assuming their normal retirement at age 65 and that their projected final average earnings are equal to the average of their respective three consecutive years of highest compensation prior to the date thereof.

(b)	OWNERSHIP OF SECURITIES
  NAME                    DIRECTOR OF                   SHARES OF UNITIL
                                                        COMMON STOCK
                                                        BENEFICIALLY OWNED (1)

Michael J. Dalton         UNITIL, CECO, E&H,            63,162  (2)(3)(4)(5)
                          Service, Power,
                          URI, FG&E, Realty

Joan D. Wheeler           UNITIL                        1,000

Bruce W. Keough           UNITIL                            0

Douglas K. MacDonald      UNITIL, CECO                    924

J. Parker Rice, Jr.       UNITIL, FG&E                  1,254

Robert G. Schoenberger    UNITIL                       25,335 (3)

Charles H. Tenney II (7)  UNITIL                      275,420 (2)(3)(4)(6)

Charles H. Tenney III (7) UNITIL                        2,530

William W. Treat          UNITIL, E&H                  18,486  (8)

W. William VanderWolk, Jr.UNITIL, CECO                 16,786  (9)

Franklin Wyman, Jr.       UNITIL, FG&E                  5,000







NOTES:

(1) Based on information furnished to Unitil by the nominees and continuing Directors.
(2) Included are 3,977 and 3,689 shares which are held in trust for Messrs. Dalton and Tenney, respectively, under the terms of the Unitil Tax Deferred Savings and Investment Plan ("401(k)"); they have voting power only with respect to the shares credited to their accounts. For further information regarding 401(k), see "Other Compensation Arrangements - Tax-Qualified Savings and Investment Plan" below.
(3) Included are 25,335, 45,754 and 43,733 shares which Messrs. Schoenberger, Dalton and Tenney, respectively, have the right to purchase pursuant to the exercise of options under the Key Employee Stock Option Plan. (See "Other Compensation Arrangements").
(4) With the exception of Messrs. Dalton and Tenney, who own shares totaling 1.40% and 6.08%, respectively, of the total outstanding shares, no Director or officer owns more than one percent of the total outstanding shares.
(5) Included are 13,431 shares held by Mr. Dalton jointly with his wife with whom he shares voting and investment power.
(6)  Included are 124,522 shares (2.75%) owned by two trusts of which Mr.
Tenney is Co-Trustee with shared voting and investment power; he has a 1/6 beneficial interest in both trusts and disclaims any beneficial ownership of such shares other than such 1/6 beneficial interest.
(7)  Charles H. Tenney II is the father of Charles H. Tenney III.
(8) Included are 5,387 shares owned by three trusts of which Mr. Treat is Trustee with voting and investment power; he has no beneficial interest in such shares. Also included are 7,500 shares owned by one organization in which Mr. Treat has shared voting and investment power and a 1/3 beneficial interest, and also 500 shares owned by a member of Mr. Treat's family; he has no voting or investment power with respect to, and no beneficial interest in, such shares.
(9)  Included are 3,508 shares owned by a member of Mr. VanderWolk's family;
he has no voting or investment power with respect to, and no beneficial interest in, such shares.

(c)	TRANSACTIONS WITH SYSTEM COMPANIES

	In 1992, the Company entered into a Senior Advisory Agreement with Charles H. Tenney II. This agreement provides that Mr. Tenney will be compensated $105,000 per annum for his role as Chairman of the Executive Committee of the Board of the Company, as well as for other advisory services which he will provide. In consideration of this Agreement, Mr. Tenney waives all Board-related fees and retainers that he is otherwise entitled to receive as a Director of the Company. As of October 1997, Mr. Tenney no longer serves as chairman of the Executive Committee, and therefore the Agreement has been discontinued. As a result of the discontinuation of the Agreement, Mr. Tenney will receive the annual retainer fee and all other Board-related fees he is entitled to as a Director of the Company.

(d)	INDEBTEDNESS TO SYSTEM COMPANIES  -  None

(e)	OTHER BENEFITS

        Unitil and certain subsidiaries maintain severance agreements (the "Severance Agreements") with certain management employees, including
Executive Officers. The Severance Agreements are intended to help assure continuity in the management and operation of Unitil and its subsidiaries in the event of a proposed "Change in Control". Each Severance Agreement only becomes effective upon the occurrence of a Change in Control of Unitil as defined in the Severance Agreements. If an employee's stipulated compensation and benefits, position, responsibilities and other conditions of employment are reduced during the thirty-six month period following a Change in Control, the employee is entitled to a severance benefit.
        The severance benefit is a lump sum cash amount equal to (i) the present value of three years' base salary and bonus; (ii) the present value of the additional amount the employee would have received under the Retirement Plan if the employee had continued to be employed for such thirty-six month period; (iii) the present value of contributions that would have been made by Unitil or its subsidiaries under the 401(k) if the employee had been employed for such thirty-six month period; and (iv) the economic benefit on any outstanding Unitil stock options and associated dividend equivalents, assuming such options remained unexercised until the day preceding the expiration of the grant, including the spread on any stock options that would have been granted under the Option Plan if the employee had been employed for such thirty-six month period. Each Severance Agreement also provides for the continuation of all employee benefits for a period of thirty-six months, commencing with the month in which the termination occurred. In addition, pursuant to each Severance Agreement, Unitil is required to make an additional payment to the employee sufficient on an after-tax basis to satisfy any additional individual tax liability incurred under Section 280G of the Internal Revenue Code of 1986, as amended, in respect to such payments.

	The Company entered into an employment agreement with Mr. Schoenberger on November 1, 1997. The term of the agreement is for three years and the expiration date is October 31, 2000. Under the terms of the employment agreement, Mr. Schoenberger shall receive an annual base salary of $245,000 and is subject to annual review by the Board for discretionary periodic increases in accordance with the Company's compensation policies.
Mr. Schoenberger is entitled to participate in the Company's SERP, Executive Supplemental Life Insurance Program, Management Performance Compensation Program and all other employee benefit plans made available by the Company.
On November 3, 1997, Mr. Schoenberger also received 25,000 options to purchase shares of Company stock under the Company's Key Employee Stock Option Plan.
Mr. Schoenberger shall be reimbursed for all direct moving, reasonable interim living and reasonable travel expenses. In addition, Mr. Schoenberger shall receive $50,000 at the time he relocates to the area. The agreement also provides that the Company and Mr. Schoenberger will enter into a Severance Agreement, more fully described above. The Company, by action of the Board, may terminate Mr. Schoenberger's employment for any reason. If Mr. Schoenberger's employment is terminated by the Company during the term of the agreement for any reason other than Cause, death or disability, the Company shall pay Mr. Schoenberger's base pay at the rate in effect on the date of employment termination and benefits until the end of the term of the agreement, or if employment termination is after November 1, 1999, for one year.

(f)	RIGHTS TO INDEMNITY

	Unitil Corporation (the Corporation) shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the person's having served as, or by reason of the person's alleged acts or omissions while serving as a director, officer, employee or agent of the Corporation, or while serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorney's fees, judgments, fines and amounts paid in settlement or otherwise actually and reasonably incurred by him in connection with the action, suit or proceeding, if the person acted in good faith and in a manner he reasonable believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, said indemnification to be to the full extent permitted by law under the circumstances, including, without limitation, by all applicable provisions of the New Hampshire Business Corporation Act ("the Act").

	Any indemnification under this Article shall be made by the Corporation with respect to Directors or other persons after a determination that the person to be indemnified has met the standards of conduct set forth in the Act, such determination to be made by the Board of Directors, by majority vote of a quorum, or by other persons authorized to make such a determination under the Act.

	The right of indemnification arising under this Article is adopted for the purpose of inducing persons to serve and to continue to serve the Corporation without concern that their service may expose them to personal financial harm. It shall be broadly construed, applied and implemented in light of this purpose. It shall not be exclusive of any other right to which any such person is entitled under any agreement, vote of the stockholders or the Board of Directors, statute, or as a matter of law, or otherwise, nor shall it be construed to limit or confine in any respect the power of the Board of Directors to grant indemnity pursuant to any applicable statutes or laws of The State of New Hampshire. The provisions of this Article are separable, and, if any provision or portion hereof shall for any reason be held inapplicable, illegal or ineffective, this shall not affect any other right of indemnification existing under this Article or otherwise. As used herein, the term "person: includes heirs, executors, administrators or other legal representatives. As used herein, the terms "Director" and "officer" include persons elected or appointed as officers by the Board of Directors, persons elected as Directors by the stockholders or by the Board of Directors, and persons who serve by vote or at the request of the Corporation as directors, officers or trustees of another organization in which the Corporation has any direct or indirect interest as a shareholder, creditor or otherwise.

	The Corporation may purchase and maintain insurance on behalf of any person who was or is a Director, officer or employee of the Corporation or any of its subsidiaries, or who was or is serving at the request of the Corporation as a fiduciary of any employee benefit plan of the Corporation or any subsidiary, against any liability asserted against, and incurred by, such person in any such capacity, or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of the Act. The obligation to indemnify and reimburse such person under this Article, if applicable, shall be reduced by the amount of any such insurance proceeds paid to such person, or the representatives or successors of such person.

ITEM 7

CONTRIBUTIONS AND PUBLIC RELATIONS

Part I.		Payments to any political party, candidate for public office or holder of such office, or any committee or agent thereof. - None

Part II.        Payments to any citizens group or public relations counsel.
                -  None


ITEM 8

SERVICE, SALES AND CONSTRUCTION CONTRACTS

Part I. Contracts for services, including engineering or construction services, or goods supplied or sold between system companies.

	There are a number of areas in which Concord Electric Company (CECo), Exeter & Hampton Electric Company (E&H) and Fitchburg Gas and Electric Light Company (FG&E) work closely together and cooperate on a regular basis. The areas of cooperation include the following:

CECo and E&H have jointly shared a Mobile Substation at cost for many years. Under an Agreement originally made in 1964, CECo and E&H have obtained the benefits of an emergency mobile substation at a cost far below that which each company would have incurred without the sharing agreement. During emergencies and other occasional situations, FG&E, CECo and E&H share line crews at cost.

FG&E, CECo and E&H occasionally exchange materials and supplies, a practice which assists substantially in the companies' maintenance of cost-effective inventory and stock levels.

FG&E, CECo and E&H, with the support and coordination provided by Unitil
Service Corp., participate in joint purchasing and sharing of computer software, hardware and supplies, a practice which benefits all of the companies.

Part II. Contracts to purchase services or goods between any System company and (1) any affiliate company (other than a System company) or (2) any other company in which any officer or director of the System company, receiving service under the contract, is a partner or owns 5 percent or more of any class of equity securities. - None

Part III. The Company does not employ any other person or persons for the performance of management, supervisory or financial advisory services.


ITEM 9

WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

Part I.		None

Part II.        None

Part III.       None

ITEM 10

FINANCIAL STATEMENTS AND EXHIBITS

FINANCIAL STATEMENTS						      Page No.

        Consolidating Income Statement                                   19-20

	Consolidating Balance Sheet
                Assets                                                   21-22
                Capitalization and Liabilities                           23-24

        Consolidating Statement of Cash Flows                            25-26

        Consolidating Statement of Retained Earnings                     27-28

EXHIBITS

        Exhibit A                                                        29

        Exhibit B                                                        29

        Exhibit C                                                        31

        Exhibit D                                                        33

        Exhibit E                                                        40

        Exhibit F                                                        40

        Exhibit G                                                        42

        Exhibit H                                                        47

        Exhibit I                                                        47

UNITIL CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME STATEMENT - YEAR TO DATE

              Consolidated    Eliminations  Concord    Exeter &    FG&E
                                            Electric   Hampton.    Consolidated
                                            Company    Electric Co
Operating Revenues:
  Electric       149,972,422   (82,539,918)   49,801,485 53,818,166  49,435,710
  Gas             19,729,377             0             0          0  19,729,377
  Other               36,200   (14,295,052)            0          0           0
   Total Operating
  Revenue        169,737,999   (96,834,970)   49,801,485 53,818,166  69,165,087

Operating Expenses:
Fuel and          99,973,506   (74,733,237)   39,115,558 42,680,782  23,350,391
 Purchased Power
Gas Purchased     12,032,051             0             0          0  12,032,051
 For Resale
Operating and     23,549,929   (22,101,733)    4,800,190  4,828,651  14,267,966
 Maintenance
Depreciation       7,631,665             0     1,421,910  1,815,303   3,354,541
Amortization
 of Cost of
 Abandoned
 Property          1,547,230             0             0          0   1,547,230
Provisions for Taxes:
Local Property     5,276,277             0     1,745,921  1,325,901   1,700,642
  and Other
Federal and        4,165,566       (29,200)       300,860    411,733   3,297,901
 State Income
 Total Operating 154,176,224   (96,864,170)   47,384,439 51,062,370  59,550,722
  Expenses
Operating Income  15,561,775        29,200     2,417,046  2,755,796   9,614,365
 Non-operating
 Expenses            160,207     6,399,573         4,095     19,760      62,114
Income Before
 Interest Expense 15,401,568    (6,370,373)    2,412,951  2,736,036   9,552,251
 Interest Expense,
  Net              7,166,506      (460,828)    1,498,106  1,623,716   3,530,702
Net Income         8,235,062    (5,909,545)      914,845  1,112,320   6,021,549
  Less Dividends on
  Preferred Stock    276,040             0        32,205     78,251     165,583
Net Income Applicable
  to Common Stock  7,959,022    (5,909,545)      882,640  1,034,069   5,855,966

Average Common
 Shares Outstand   4,412,869

  Basic Earnings
  per Share         $1.80

  Diluted Earnings
  per Share         $1.76

Note:  Individual columns may not add to Consolidated due to rounding.


UNITIL CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME STATEMENT - YEAR TO DATE

                      Unitil      Unitil     Unitil     Unitil      Unitil
                      Service     Power      Realty     Resources   Corporation
                      Corp.       Corp.      Corp.      Inc.
Operating Revenues:
 Electric                    0    78,973,254         0    483,726             0
 Gas                         0             0         0          0             0
 Other              12,965,280             0 1,359,772      6,200             0
  Total Operating
   Revenue          12,965,280    78,973,254 1,359,772    489,926             0
Operating Expenses:
 Fuel and                    0    68,931,656         0    628,356             0
  Purchased Power
 Gas Purchased               0             0         0          0             0
  For Resale
 Operating and      11,510,526     9,850,720   188,636     20,270       184,703
  Maintenance
 Depreciation          785,609             0   254,301          0             0
   Amortization of Cost of
    Abandoned Property       0             0         0          0             0
 Provisions for Taxes:
  Local Property       402,731             0   101,083          0             0
   and Other
 Federal and              (116)       30,596   111,358    (35,661)       78,095
  State Income
 Total Operating
  Expenses          12,698,750    78,812,972   655,378    612,965       262,798
Operating Income       266,530       160,282   704,394   (123,039)     (262,798)
  Non-operating
   Expenses             (6,306)      (17,784)        0     (2,027)   (6,299,218)
Income Before          272,836       178,066   704,394   (121,012)    6,036,420
 Interest Expense
  Interest Expense,    272,836       133,000   559,497      9,478             0
   Net
Net Income                   0        45,066   144,897   (130,490)    6,036,420
  Less Dividends
   on Preferred Stock        0             0         0          0             0
Net Income Applicable
  to Common Stock            0        45,066   144,897   (130,490)    6,036,420







Note:  Individual columns may not add to Consolidated due to rounding.

UNITIL CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEET

  ASSETS:       Consolidated   Eliminations  Concord    Exeter &    FG&E
                                             Electric   Hampton.    Consolidated
                                             Company    Electric Co

Utility Plant,
 at cost:
  Electric        166,636,311       0       42,143,648   52,172,604  72,320,060
  Gas              30,472,495       0                0            0  30,472,495
  Common           19,689,260       0                0            0   5,364,189
  Construction      2,676,684       0           533,220     799,168     841,513
  Work in Process
Utility Plant     219,474,750       0       42,676,868   52,971,772 108,998,257
Less: Accumulated
  Provision for
  Depreciation     68,359,889       0       12,557,848   18,632,802  35,018,132
 Net Utility
Plant           151,114,861       0       30,119,020   34,338,970  73,980,125
Other Property
 & Investments         42,448 (44,335,505)      23,827          507      18,114
Current Assets:
  Cash              2,336,627  (8,250,146)     330,373      245,645     322,275
  Accounts
  Receivable,
   net of Provision for
   Doubtful
   Accounts        16,889,396       0        4,146,909    4,436,453   8,108,609
  Accounts
  Receivable -
   Associated
   Companies                0 (12,405,757)       50,785     136,571      54,324
  Materials and
   Supplies         2,663,285      0            354,229     382,761   1,926,296
  Prepayments         433,909  (8,120,000)    2,005,332   2,926,319   3,751,435
  Accrued
   Revenue          6,796,187      0            209,964     968,023   4,181,980
    Total Current
     Assets        29,119,404 (28,775,903)    7,097,592   9,095,772  18,344,919
Deferred Assets:
  Debt Issuance
  Costs               918,347      0            246,856     194,939     330,374
  Cost of Abandoned
  Properties       23,885,028      0                  0           0  23,885,028
  Prepaid
   Pension Costs    8,120,000    8,120,000
   Other Deferred
   Assets          24,777,056  (2,584,269)    4,756,254   5,032,478  16,449,642
    Total
    Deferred
    Assets         57,700,431   5,535,731    5,003,110   5,227,417  40,665,044

TOTAL             237,977,144 (67,575,677)    42,243,549 48,662,666 133,008,202


Note:  Individual columns may not add to Consolidated due to rounding.

UNITIL CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEET

  ASSETS:                 Unitil      Unitil    Unitil    Unitil     Unitil
                          Service     Power     Realty    Resources  Corporation
                          Corp.       Corp.     Corp.     Inc.

Utility Plant, at cost:
  Electric                  0             0           0          0           0
  Gas                       0             0           0          0           0
  Common            4,766,665             0   9,558,405          0           0
  Construction
  Work in Process           0             0     502,783          0           0
Utility Plant       4,766,665             0  10,061,188          0           0
Less: Accumulated
  Provision
  for Depreciation  1,769,333             0     381,775          0           0
  Net Utility Plant 2,997,332             0   9,679,413          0           0

Other Property
 & Investments              0             0           0          0  44,335,505

Current Assets:
  Cash                493,562     1,526,142           0     51,232   7,617,544
  Accounts
  Receivable,
  net of
    Provision
    for Doubtful
    Accounts          113,241             0           0     84,185           0
  Accounts
  Receivable -
    Associated
    Companies       2,032,757     7,155,626           0        254   2,975,441
  Materials
  and Supplies              0             0           0          0           0
  Prepayments        (137,842)        7,232       1,328        105           0
  Accrued Revenue           0     1,350,682           0     85,537           0
    Total
    Current Assets  2,501,718    10,039,682       1,328    221,313  10,592,985

Deferred Assets:
  Debt Issuance
  Costs                     0             0     146,178          0           0
  Cost of
  Abandoned
  Properties                0             0           0          0           0
  Prepaid
  Pension Costs             0             0           0          0           0
  Other Deferred
  Assets            1,288,227             0    (165,276)         0           0
    Total
    Deferred Assets 1,288,227             0     (19,098)         0           0

TOTAL               6,787,277    10,039,682   9,661,643    221,313  54,928,490


Note:  Individual columns may not add to Consolidated due to rounding.

UNITIL CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEET

                   Consolidated Eliminations  Concord   Exeter &    FG&E
                                              Electric  Hampton.    Consolidated
                                              Company   Electric Co
  CAPITALIZATION:

Common Stock
 Equity              71,644,368 (44,411,621)  10,180,258  11,478,339  37,572,688
 Preferred Stock:
  Non-Redeemable
  Non-Cumulative        225,000           0      225,000           0           0
  Redeemable,
  Cumulative          3,665,900           0      215,000   1,009,300   2,441,600
   Long-Term Debt,
     Less Current
     Portion         63,895,589           0   10,550,000  13,060,000  33,000,000
    Total
    Capitalization  139,430,857 (44,411,621)  21,170,258  25,547,639  73,014,288

Capitalized Leases,
  Less Current
  Portion             4,732,702           0            0           0   2,499,103

Current
Liabilities:
  Long-Term Debt,
  Current Portion     4,469,795           0    2,170,000   1,137,000   1,000,000
  Short-Term Debt    18,000,000  (8,246,282)   5,982,985   7,437,717  10,020,914
  Accounts Payable   14,733,908           0      103,801     214,527   5,728,304
  A/P -
  Associated
  Companies                   0 (10,929,308)   3,738,012   4,144,683   1,084,877
  Dividends
  Declared and
  Payable               212,097  (1,480,314)     166,156     234,037   1,149,116
  Refundable
  Customer
  Deposits            2,187,032           0      238,788     738,680   1,176,764
  Taxes Accrued        (553,854)          0     (316,234)   (162,182)    275,780
  Interest Accrued    1,086,651           0      337,553     318,881     427,500
  Capitalized Leases,
    Current Portion     883,528           0            0           0     130,642
  Accrued and Other
    Current
    Liabilities       2,634,829      76,118      344,939     119,887     274,259
    Total
    Current
    Liabilities      43,653,986 (20,579,786)  12,766,000  14,183,230  21,268,156

Deferred Liabilities:
  Investment
  Tax Credits         1,437,639           0      315,673     299,283     822,684
  Other
  Deferred
  Liabilities         7,863,691           0    1,463,008     922,020   5,478,663
    Total
    Deferred
    Liabilities       9,301,330           0    1,778,681   1,221,303   6,301,347

Deferred
Income Taxes         40,858,269  (2,584,270)   6,528,610   7,710,494  29,925,308

Total
Liabilities and
Capitalization      237,977,144 (67,575,677)  42,243,549  48,662,666 133,008,202

Note:  Individual columns may not add to Consolidated due to rounding.

UNITIL CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEET

  CAPITALIZATION:         Unitil      Unitil    Unitil    Unitil     Unitil
                          Service     Power     Realty    Resources  Corporation
                          Corp.       Corp.     Corp.     Inc.


  Common Stock Equity       2,688    407,697   1,302,470    24,629   55,087,220
  Preferred Stock:
    Non-Redeemable,
     Non-Cumulative             0          0           0         0           0
    Redeemable, Cumulative      0          0           0         0           0
  Long-Term Debt,
    Less Current Portion        0          0   7,285,589         0           0
    Total Capitalization    2,688    407,697   8,588,059    24,629   55,087,220

Capitalized Leases,
  Less Current Portion  2,233,598          0           0         0           0

Current Liabilities:
  Long-Term Debt.,
  Current Portion               0          0     162,795         0           0
  Short-Term Debt       1,816,986          0     836,870   150,810           0
  Accounts Payable        666,092  7,958,151      59,830     3,202           0
  A/P - Associated
  Companies             1,452,443    364,610      33,738   110,945           0
  Dividends
  Declared and
  Payable                       0          0           0         0     143,102
  Refundable
  Customer
  Deposits                      0     32,800           0         0           0
  Taxes Accrued            35,932      1,928     (19,649)  (67,597)   (301,832)
  Interest Accrued              0      2,717           0         0           0
  Capitalized Leases,
    Current Portion       752,887          0           0         0           0
  Accrued and Other
    Current
    Liabilities           547,570  1,271,779           0       280           0
    Total Current
    Liabilities         5,271,910  9,631,985   1,073,584   197,640    (158,730)

Deferred Liabilities:
  Investment
  Tax Credits                   0          0           0         0           0
  Other
  Deferred
  Liabilities                   0          0           0         0           0
    Total
    Deferred
    Liabilities                 0          0           0         0           0

Deferred Income Taxes    (720,919)         0           0      (956)          0

Total
Liabilities and
Capitalization          6,787,277 10,039,682   9,661,643   221,313  54,928,490

Note:  Individual columns may not add to Consolidated due to rounding.

UNITIL CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENT OF CASH FLOWS

                   Consolidated Eliminations  Concord   Exeter &    FG&E
                                              Electric  Hampton.    Consolidated
                                              Company   Electric Co

Cash Flows From
Operating Activities:
 Net Income           8,235,062  (5,909,545)   914,845   1,112,320   6,021,549
 Adjustments to
 Reconcile Net
 Income to  Net
 Cash Provided
 by Operating
 Activities:
  Depreciation and
  Amortization        9,178,742           0  1,421,911   1,815,303   4,901,618
   Deferred Taxes       660,061                449,457     290,946     (31,271)
   Amortization of
   Investment
 Tax Credit            (172,478)          0    (39,377)    (37,748)    (95,352)
 Amortization of
 Debt Issuance
 Costs                   59,594           0     26,643      10,599      19,277
 Provision for
 Doubtful Accounts      853,249           0    156,066      99,753     597,431
 Changes in Assets
  and Liabilities:
 (Increase) Decrease in:
  Accounts
  Receivable         (1,359,323)  1,229,122    349,908    (418,247) (1,149,892)
  Materials and
  Supplies             (184,353)          0     32,974      (9,867)   (207,461)
 Prepayments and
 Prepaid Pension       (725,447)   (202,000)   (286,546)   (386,395)    (60,701)
  Accrued Revenue     2,063,001           0     (73,026)   (889,803)   (365,575)
 Increase (Decrease) in:
  Accounts
  Payable              (370,017) (1,189,339)   382,937     429,837     856,300
  Refundable
  Customer Deposits     601,916           0    (59,487)    (80,069)    746,772
   Taxes and Interest
   Accrued             (803,431)    (27,483)  (391,299)   (332,335)   (328,517)
    Other, Net       (1,864,046)    903,000    (16,863)   (224,720) (2,072,290)
  Net Cash provided
  by Operating
  Activities         16,172,530  (5,196,245) 2,868,143   1,379,574   8,831,888

Cash Flows From
Investing Activities:
  Acquisition of
  Property, Plant,
  Equipment         (13,887,448)    357,000 (2,822,038) (3,830,402) (6,004,568)
  Other Property
  and Investments             0           0          0           0           0
  Net Cash Used in
  Investing
  Activities        (13,887,448)    357,000 (2,822,038) (3,830,402) (6,004,568)

Cash Flows From
Financing
Activities:
  Proceeds From
  (Repayment of )
   Short-Term Debt   (3,400,000) (3,594,712) 1,598,697   4,015,048   1,512,217
  Proceeds from
  Long-Term Debt      7,500,000
  Repayment of
  Long-Term Debt     (1,345,616)          0   (682,000)   (612,000)          0
  Dividends Paid     (6,158,876)  5,865,897   (887,230)   (969,401) (4,285,305)
  Issuance of
  Common Stock        1,668,732           0          0           0           0
  Capital Lease
  Obligations        (1,115,537) (1,058,000)                     0    (295,390)
Net Cash Used in
Financing
Activities           (2,851,297)  1,213,185     29,467   2,433,647  (3,068,478)
Net Increase
(Decrease) in Cash     (566,215) (3,626,060)    75,572     (17,181)   (241,158)
Cash at
Beginning of Year     2,902,842  (4,624,086)   254,801     262,826     563,433
Cash at End of Year   2,336,627  (8,250,146)   330,373     245,645     322,275


Note : Individual columns may not add to Consolidated due to rounding.

UNITIL CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENT OF CASH FLOWS


                       Unitil      Unitil    Unitil    Unitil     Unitil
                       Service     Power     Realty    Resources  Corporation
                       Corp.       Corp.     Corp.     Inc.


Cash Flows From
Operating
Activities:
 Net Income                 0      45,066    144,897    (130,490)    6,036,420
 Adjustments to
 Reconcile Net
 Income to Net
 Cash Provided
 by Operating
 Activities:
   Depreciation
   and Amortization   785,609           0    254,301           0             0
   Deferred Taxes     (53,727)          0      4,650           6             0
   Amortization of
   Investment
   Tax Credit               0           0          0           0             0
     Amortization of
     Debt Issuance
     Costs                  0           0      3,074           0             0
     Provision for
     Doubtful Accounts      0           0          0           0             0
   Changes in Assets
   and Liabilities:
   (Increase) Decrease in:
   Accounts
    Receivable       (664,392)   (663,471)   113,936     (12,834)     (143,453)
   Materials and
    Supplies                0           0          0           0             0
   Prepayments
   and Prepaid
   Pension            158,668       3,130       (198)       (104)       48,700
   Accrued Revenue          0   3,437,319          0     (45,914)            0
  Increase (Decrease)
   in:
  Accounts Payable    174,372    (948,695)   (30,352)     11,342       (56,421)
  Refundable
  Customer Deposits         0      (5,300)         0           0             0
  Taxes and
  Interest Accrued     29,768       6,302    228,959     112,207      (101,033)
   Other, Net        (752,234)    658,069   (168,766)   (136,282)      (53,960)
  Net Cash provided
  by Operating
  Activities         (321,936)  2,532,420    550,501    (202,069)    5,730,253

Cash Flows From
 Investing
 Activities:
  Acquisition of
  Property, Plant,
  Equipment        (1,031,521)          0   (555,918)          0             0
  Other Property
  and Investments           0           0          0     100,000      (100,000)
  Net Cash Used in
  Investing
  Activities       (1,031,521)          0   (555,918)    100,000      (100,000)

Cash Flows From Financing Activities:
 Proceeds From
 (Repayment of )
  Short-Term
  Debt              1,367,185  (1,006,278)(7,442,967)    150,810             0
  Proceeds from
  Long-Term Debt            0           0  7,500,000
  Repayment of
  Long-Term Debt            0           0    (51,616)          0             0
  Dividends Paid            0           0          0           0    (5,882,836)
  Issuance of
  Common Stock              0           0          0           0     1,668,732
  Retirement of
  Preferred Stock           0           0          0           0             0
  Capital Lease
  Obligations         237,853           0          0           0             0
  Net Cash Used
  in Financing
  Activities        1,605,038  (1,006,278)     5,417     150,810    (4,214,104)
Net Increase
(Decrease) in
Cash                  251,581   1,526,142          0      48,741     1,416,149
Cash at Beginning
of Year               241,981           0          0       2,491     6,201,395
Cash at End
of Year               493,562   1,526,142          0      51,232     7,617,544


Note : Individual columns may not add to Consolidated due to rounding.

UNITIL CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS

                   Consolidated Eliminations  Concord   Exeter &    FG&E
                                              Electric  Hampton.    Consolidated
                                              Company   Electric Co

Retained Earnings,
Beginning of Year    32,484,185  (17,712,695) 8,676,381  9,414,751  14,803,394
Additions:
  Net Income,
  Excluding
  Dividends
  Received            8,235,062            0    914,845  1,112,320   6,021,549

  Dividends
  Received
  From
  Subsidiaries                0   (5,909,545)         0          0           0
  Total Additions     8,235,062   (5,909,545)   914,845  1,112,320   6,021,549

 Deductions:
  Dividends Declared:
  Preferred Stock
  of Subsidiaries       276,040            0     32,205     78,251     165,583
  Common Stock
  of Subsidiaries             0   (5,909,545)   811,549    891,150   4,206,846
  Common Stock of
  Registrant          5,903,688            0          0          0           0
 Adjustments to
  Retained Earnings           0            0          0          0           0
 Total Deductions     6,179,728   (5,909,545)   843,754    969,401   4,372,429

Retained Earnings,
End of Year          34,539,519  (17,712,695) 8,747,472  9,557,670  16,452,514


Note : Individual columns may not add to Consolidated due to rounding.

UNITIL CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS

                       Unitil      Unitil    Unitil     Unitil     Unitil
                       Service     Power     Realty     Resources  Corporation
                       Corp.       Corp.     Corp.      Inc.

Retained Earnings,
Beginning of Year        1,688     261,631   831,573    45,119     16,162,343

 Additions:
 Net Income,
  Excluding
  Dividends Received         0      45,066   144,897  (130,490)       126,875
 Dividends Received
   From Subsidiaries         0           0         0         0      5,909,545
  Total Additions            0      45,066   144,897  (130,490)     6,036,420

Deductions:
 Dividends Declared:
  Preferred Stock of
  Subsidiaries               0           0         0         0              0
  Common Stock of
  Subsidiaries               0           0         0         0              0
  Common Stock of
  Registrant                 0           0         0         0      5,903,688
 Adjustments to
  Retained Earnings          0           0         0         0              0
 Total Deductions            0           0         0         0      5,903,688

Retained Earnings,
End of Year              1,688     306,697   976,470   (85,371)    16,295,075


Note : Individual columns may not add to Consolidated due to rounding.

EXHIBITS

Exhibit A.	A copy of Unitil Corporation's Annual Report and Form 10-K for the year ended December 31, 1997 (Incorporated herein by reference to File No. 1-8858 and File No. 1-7536, respectively)

Exhibit B.

Exhibit No.     Description of Exhibit                         Reference

B-1		Unitil Corporation

B -1(a)         Certificate of Incorporation                   Exhibit B-1(a)
                                                               Form U5B
                                                               File No. 30 - 1

B-1(b)          Amendment to Certificate of Incorporation      Exhibit B-1(b)
                                                               Form U5B
                                                               File No. 30 - 1

B-1(c)          Articles of Incorporation                      Exhibit B-1(c)
                                                               Form U5B
                                                               File No. 30 - 1

B-1(d)          Articles of Amendment to Articles of           Exhibit B-1(d)
                Incorporation                                  Form U5B
                                                               File No. 30 - 1

B-1(e)          By - Laws                                      Exhibit B-1(e)
                                                               Form U5B
                                                               File No. 30 - 1

B-2		Concord Electric Company

B-2(a)          Charter (Articles of Association) and          Exhibit B-2(a)
                Amendments thereto                             Form U5B
                                                               File No. 30 - 1

B-2(b)          By - Laws                                      Exhibit B-2(b)
                                                               Form U5B
                                                               File No. 30 - 1

B-3		Exeter & Hampton Electric Company

B-3(a)          Charter (Articles of Association) and          Exhibit B-3(a)
                Amendments thereto                             Form U5B
                                                               File No. 30 - 1

B-3(b)          By - Laws                                      Exhibit B-3(b)
                                                               Form U5B
                                                               File No. 30 - 1

B-4		Fitchburg Gas and Electric Light Company

B-4(a)          Articles of Incorporation and Amendments       Exhibit B-4(a)
                thereto                                        Form U5B
                                                               File No. 30 - 1

B-4(b)          By - Laws                                      Exhibit B-4(b)
                                                               Form U5B
                                                               File No. 30 - 1

B-5		Fitchburg Energy Development Company

B-5(a)          Certificate of Incorporation                   Exhibit B-5(a)
                                                               Form U5B
                                                               File No. 30 - 1

B-5(b)          By - Laws                                      Exhibit B-5(b)
                                                               Form U5B
                                                               File No. 30 - 1

B-6		Unitil Power Corp.

B-6(a)          Certificate of Incorporation                   Exhibit B-6(a)
                                                               Form U5B
                                                               File No. 30 - 1

B-6(b)          Articles of Incorporation                      Exhibit B-6(b)
                                                               Form U5B
                                                               File No. 30 - 1

B-6(c)          Statement of Change of Registered Office       Exhibit B-6(c)
                                                               Form U5B
                                                               File No. 30 - 1

B-6(d)          By - Laws                                      Exhibit B-6(d)
                                                               Form U5B
                                                               File No. 30 - 1
B-7		Unitil Realty Corp.

B-7(a)          Certificate of Incorporation                   Exhibit B-7(a)
                                                               Form U5B
                                                               File No. 30 - 1

B-7(b)          Articles of Incorporation                      Exhibit B-7(b)
                                                               Form U5B
                                                               File No. 30 - 1

B-7(c)          By - Laws                                      Exhibit B-7(c)
                                                               Form U5B
                                                               File No. 30 - 1

B-8		Unitil Service Corp.

B-8(a)          Certificate of Incorporation                   Exhibit B-8(a)
                                                               Form U5B
                                                               File No. 30 - 1

B-8(b)          Articles of Incorporation                      Exhibit B-8(b)
                                                               Form U5B
                                                               File No. 30 - 1

B-8(c)          By - Laws                                      Exhibit B-8(c)
                                                               Form U5B
                                                               File No. 30 - 1

B-9		Unitil Resources, Inc.

B-9(a)          Certificate of Incorporation                   Exhibit B-9(a)
                                                               1993 Form U5S
                                                               File No. 30 - 1

B-9(b)          Articles of Incorporation and                  Exhibit B-9(b)
                Addendum to Articles of Incorporation          1993 Form U5S
                                                               File No. 30 - 1

B-9(c)          By - Laws                                      Exhibit B-9(c)
                                                               1993 Form U5S
                                                               File No. 30 - 1
Exhibit C

(a)	INDENTURES

Exhibit No.                   Description of Exhibit            Reference
C-1     Indenture of Mortgage and Deed of Trust dated          Exhibit C-1
        July 15, 1958 of Concord Electric Company (CECO)       Form U5B
        relating to First Mortgage Bonds, and relating to      File No. 30 - 1
        all series unless supplemented.

C-2     First Supplemental Indenture dated January 15, 1968    Exhibit C-2
        relating to CECO's First Mortgage Bonds, Series C,     Form U5B
        6 3/4% due January 15 1998 and all additional series   File No. 30 - 1
        unless supplemented.

C-3     Second Supplemental Indenture dated November 15, 1971  Exhibit C-3
        relating to CECO's First Mortgage Bonds, Series D,     Form U5B
        8.70% due November 15, 2001 and all prior and          File No. 30 - 1
        additional series unless supplemented.

C-4     Fourth Supplemental Indenture dated March 28, 1984     Exhibit C-4
        relating to CECO's First Mortgage Bonds, amending      Form U5B
        certain provisions of the Original Indenture as        File No. 30 - 1
        supplemented and all additional series unless supplemented.

C-5     Sixth Supplemental Indenture dated October 29, 1987    Exhibit C-5
        relating to CECO's First Mortgage Bonds, Series G,     Form U5B
        9.85% due October 15, 1997 and all additional series   File No. 30 - 1
        unless supplemented.

C-6     Seventh Supplemental Indenture dated August 29, 1991   Exhibit C-6
        relating to CECO's First Mortgage Bonds, Series H,     Form U5B
        9.43% due September 1, 2003 and all series unless      File No. 30 - 1
        supplemented.

C-7     Eighth Supplemental Indenture dated October 14, 1994   Exhibit 4.8
        relating to CECO's First Mortgage Bonds, Series I,     1994 Form 10-K
        8.49% due October 14, 2024 and all additional series   File No. 1-8858
        unless supplemented.

C-8     Indenture of Mortgage and Deed of Trust dated          Exhibit C-7
        December 1, 1952 of Exeter & Hampton Electric Company  Form U5B
        (E&H) relating to all series unless supplemented.      File No. 30 - 1

C-9     Third Supplemental Indenture dated June 1, 1964        Exhibit C-8
        relating to E&H's First Mortgage Bonds, Series D,      Form U5B
        4 3/4% due June 1, 1994 and all additional series      File No. 30 - 1
        unless supplemented.

C-10    Fourth Supplemental Indenture dated January 15, 1968   Exhibit C-9
        relating to E&H's First Mortgage Bonds, Series E,      Form U5B
        6 3/4% due January 15, 1998 and all additional series File No. 30 - 1 unless supplemented.

C-11    Fifth Supplemental Indenture dated November 15, 1971   Exhibit C-10
        relating to E&H's First Mortgage Bonds, Series F,      Form U5B
        8.70% due November 15, 2001 and all additional series File No. 30 - 1 unless supplemented.

C-12    Sixth Supplemental Indenture dated April 1, 1974       Exhibit C-11
        relating to E&H's First Mortgage Bonds, Series G,      Form U5B
        8 7/8% due April 1, 2004 and all additional series     File No. 30 - 1
        unless supplemented.

C-13    Seventh Supplemental Indenture dated December 15, 1977 Exhibit C-12
        relating to E&H's First Mortgage Bonds, Series H,      Form U5B
        8.50% due December 15, 2002 and all additional series File No. 30 - 1 unless supplemented.

C-14    Eighth Supplemental Indenture dated October 28, 1987   Exhibit C-13
        relating to E&H's First Mortgage Bonds, Series I,      Form U5B
        9.85% due October 15, 1997 and all additional series   File No. 30 - 1
        unless supplemented.

C-15    Ninth Supplemental Indenture dated August 29, 1991     Exhibit C-14
        relating to E&H's First Mortgage Bonds, Series J,      Form U5B
        9.43% due September 1, 2003 and all additional series File No. 30 - 1 unless supplemented.

C-16    Tenth Supplemental Indenture dated October 14, 1994    Exhibit 4.17
        relating to E&H's First Mortgage Bonds, Series K,      1994 Form 10-K
        8.49% due October 14, 2024 and all additional series   File No. 1-8858
        unless supplemented.

C-17    Purchase Agreement dated March 20, 1992 for the 8.55%  Exhibit C-20
        Senior Note due March 31, 2004.                        Form U5B
                                                               File No. 30 - 1

C-18    Loan Agreement dated October 24, 1988 with ComPlan,    Exhibit C-21
        Inc. in connection with UNITIL Realty Corp. (Realty)   Form U5B
        borrowing to acquire and renovate facilities in        File No. 30 - 1
        Exeter, New Hampshire; and related Assignment and
        Consent Agreement between Realty, ComPlan, Inc. and the tenants, UNITIL Service Corp. and E&H.

C-19    Purchase Agreement dated November 30, 1993 for the     Exhibit 4.18
        6.75% Notes due November 30, 2023.                     1993 Form 10-K
                                                               File No. 1-8858

C-20    Note Purchase Agreement dated July 1, 1997 for the     Exhibit 4.22
        8.0% Senior Secured Notes due August 1, 2017           to Form 10-K
                                                               for 1997






Exhibit D	Tax Allocation Agreement

        AGREEMENT made as of September 10, 1985, among Concord Electric Company, a New Hampshire corporation, Exeter & Hampton Electric Company, a New Hampshire corporation, UNITIL Service Corp., a New Hampshire corporation, and UNITIL
Power Corp., a New Hampshire corporation, and UNITIL Corporation ('UNITIL"), a New Hampshire corporation, ("AFFILIATE" companies or collectively, the "AFFILIATES"). Whenever it is intended to include UNITIL in the context of the affiliated group, the term "CONSOLIDATED AFFILIATE" or "CONSOLIDATED AFFILIATES" may be used, and when reference is to the affiliated group as a collective tax paying unit the term "Group" may be used.

	WHEREAS, UNITIL owns at least 80 percent of the issued and outstanding shares of each class of voting common stock of each of the AFFILIATES: each of the CONSOLIDATED AFFILIATES is a member of the affiliated group within the meaning of section 1504 of the Internal Revenue Code of 1954, as amended (the "Code"), of which UNITIL is the common parent corporation; and UNITIL proposes to include each of the AFFILIATES in filing a consolidated income tax return for the calendar year 1985;

	NOW, THEREFORE, UNITIL and the AFFILIATES agree as follows:

1.	Consolidated Return Election.  If at any time and from time to time
UNITIL so elects, each of the AFFILIATES will join in the filing of a consolidated Federal income tax return for the calendar year 1985 and for any subsequent period for which the Group is required of permitted to file such a return. UNITIL and its affiliates agree to file such consents, elections and other documents and to take such other action as may be necessary or appropriate to carry out the purposes of this Section 1. Any period for which any of the AFFILIATES is included in a consolidated Federal income tax return filed by UNITIL is referred to in the Agreement as a "Consolidated Return Year".


2.	AFFILIATES' Liability to UNITIL for Consolidated Return Year.  Prior to
the filing of each consolidated return by UNITIL each of the AFFILIATES included therein shall pay to UNITIL the amount, if any, on the Federal income tax for which the AFFILIATES would have been liable for that year, computed in accordance with Treasury Regulations, section 1.1552-1(a)(2)(ii) as though that AFFILIATE had filed a separate return for such year, giving the effect to any net operating loss carryovers, capital loss carryovers, investment tax credit carryovers, foreign tax carryovers or other similar items, incurred by that AFFILIATE for any period ending on or before the date of this Agreement.

	The foregoing allocation of Federal income tax liability is being made in accordance with Treasury Regulations, sections 1.1552-1(a)(2) and 1.1502-33(d)(2)(ii), and no amount shall be allocated to any CONSOLIDATED AFFILIATE in excess of the amount permitted under Treasure Regulations, section 1.1502-33(d)(2)(ii). Accordingly, after taking into account the allocable portion of the Group's Federal income tax liability, no amount shall be allocated to any CONSOLIDATED AFFILIATE in excess of the amount permitted in accordance with Treasury Regulations, section 1.1502-33(d)(2)(ii).

3.	UNITIL Liability to Each Affiliate for Consolidated Return Year.  If
for any Consolidated Return Year, any AFFILIATE included in the consolidated return filed by UNITIL for such year has available a net operating loss, capital loss, foreign tax credit, investment tax credit or similar items (computed by taking into account carryovers of such items from periods ending on or before the date of this Agreement) that reduces the consolidated tax liability of the Group below the amount that would have been payable if that AFFILIATE did not have such item available, UNITIL shall pay the amount of the reduction attributable to such AFFILIATE prior to the filing of the consolidated return for such year.

	The amount of the reduction shall be equal to a portion of the excess of (i) the total of the separate return tax liabilities of each of the CONSOLIDATED AFFILIATES computed in accordance with Section 2 of this Agreement, over (ii) the Federal income tax liability of the Group for the year. The portion of such reduction attributable to an AFFILIATE shall be computed by multiplying the total reduction by a fraction, the numerator of which is the value of the tax benefits contributed by the AFFILIATE to the Group and the denominator of which is the value of the total value of such benefits contributed by all CONSOLIDATED AFFILIATES during the year.

	For purposes of the foregoing paragraph a deduction of credit generated by a CONSOLIDATED AFFILIATE which is in excess of the amount required to eliminate its separate tax return liability but which is utilized in the computation of the Federal income tax liability of the Group shall be deemed to be a tax benefit contributed by the CONSOLIDATED AFFILIATE to the Group.
The value of a deduction which constitutes such a benefit shall be determined by applying the current corporate income tax rate, presently 46 percent, to the amount for the deduction. The value of a credit that constitutes such a benefit shall be the tax savings, currently 100 percent thereof. The value of capital losses used to offset capital gains shall be computed at the then current rate applicable to capital gains for corporations.

4.	Payment of Estimated Taxes.  Prior to the paying and filing of estimated consolidated tax declaration by UNITIL, each of the AFFILIATES included in such estimated tax declaration shall pay to UNITIL the amount, if any, of the estimated Federal income tax for which the AFFILIATE would have been liable for that year, computed as though that AFFILIATE had filed a separate estimated tax declaration for such year.

5.	Tax Adjustments.  In the event of any adjustments to the consolidated tax return as filed (by reason of an amended return, a claim for refund of an audit by the Internal Revenue Service), the liability, if any, of each of the AFFILIATES under Sections 2, 3, and 4 shall be redetermined to give effect to any such adjustment as if it had been made as part of the original computation of tax liability, and payments between UNITIL and the appropriate AFFILIATES shall be made within 120 days after any such payments are made or refunds are received, or, in the case of contested proceedings, within 120 days after a final determination of the contest.

	Interest and penalties, if any, attributable to such an adjustment shall be paid by each AFFILIATE to UNITIL in proportion to the increase in such AFFILIATE'S separate return tax liability that is required to be paid to UNITIL, as computed under Section 2.

6.	Subsidiaries of Affiliates.  If at any time, any of the AFFILIATES acquire or creates one or more subsidiary corporations that are includable corporations of the Group, they shall be subject to this Agreement and all references to the AFFILIATES herein shall be interpreted to include such subsidiaries as a group.

7.	Successors.  This Agreement shall be binding on and inure to the benefit of any successor, by merger, acquisition of assets or otherwise, to any of the parties hereto (including but not limited to any successor of UNITIL or any of the AFFILIATES succeeding to the tax attributes of such corporation under
Section 381 of the Code) to the same extent as if such successor had been an original party to this Agreement.

8.	Affiliates' Liability for Separate Return Years.  If any of the
AFFILIATES leaves the Group and files separate Federal income tax returns, within 120 days of the end of each of the first fifteen taxable years for which it files such returns, it shall pay to UNITIL the excess, if any, of (A)
Federal income tax that such AFFILIATE would have paid for such year (on a separate return basis giving the effect to its net operating loss carryovers) if it never had been a member of the Group, over (B) the amount of Federal income tax such AFFILIATE has actually paid or will actually pay for such years.

9.	Examples of Calculations.  Attached hereto and made part hereof , as
"Appendix A to Tax Sharing Agreement By and Between UNITIL Corporation and Its Affiliated Companies", are illustrated examples of the matters contained herein.




IN WITNESS WHEREOF, the duly authorized representatives of the parties hereto have set their hands this tenth day of September, 1985.

UNITIL  CORPORATION

By  /s/ Michael J. Dalton
its President

EXETER & HAMPTON ELECTRIC COMPANY

By  /s/ Michael J. Dalton
its President

CONCORD ELECTRIC COMPANY

By  /s/  Douglas K. Macdonald
its President

UNITIL POWER CORP.

By  /s/ Michael J. Dalton
its President

UNITIL SERVICE CORP.

By  /s/ Peter J. Stulgis
its President

APPENDIX A TO TAX SHARING AGREEMENT
BY AND BETWEEN UNITIL CORPORATION AND ITS
AFFILIATED COMPANIES

	The allocation agreement follows the Internal Revenue Service Regulations for "basic" and "supplemental" allocation of consolidated return liability and benefits.

	The "basic" method used to allocate UNITIL'S liability shown on the consolidated return is provided by Internal Revenue Code Section 1552(a) and provides for allocation based on the amount of tax liability calculated on a separate return basis.

	The "supplemental" method provides that the tax savings of credits and deductions in excess of the amount of the individual company can use, but which can be used in consolidations, is allocated among the members supplying the savings and the benefiting members reimburse them.

	For example, assume that a three member group has consolidated tax liability of $200,000 and $100,000 respectively. The individual members, A, B, and C have separate return taxable income (loss) of $150,000, $100,000, and $(50,000) and the individual members have separate return liabilities of $75,000, $50,000, and none, respectively. (Loss members are deemed to have a zero tax liability.) Under the proposed method, the Individual tax liability and benefit is allocated as follows:

Member                               A                B               C
Taxable Income (Loss)             $150,000        $100,000        $(50,000)
Separate Tax Liability              75,000          50,000            none
Percent of Total ($125,000)             60%             40%              0%
Consolidated Tax Allocation         60,000          40,000            none
Separate Tax Liability              75,000          50,000               0
Less Consolidated Tax               60,000          40,000               0
                                    15,000          10,000               0
                                       100%            100%
Supplemental Allocation             15,000          10,000               0
Benefits paid to C                $(15,000)       $(10,000)       $(25,000)


        Regulation 1.1502-33(d) provides the "supplemental" method of allocating tax liability in order to permit members to receive reimbursement for contributing tax deductions or credits to the group. The method adopted by the Company and outlined at Regulation 1.1502-33(2)(ii) provides for immediate reimbursement for the tax year involved. The steps are as follows:

(1)	Tax liability is allocated to the members by the basic method outlined above.
(2)	Each member with a separate company tax will be allocated 100% of the excess of its separate return liability over its share of the consolidated liability under step (1).
(3)	The amounts allocated to benefiting members under Step 2 are credited to the members supplying the capital losses, deductions, credits or other items
to which the savings are attributable.   For this purpose an amount generated
by a member which is in its own separate return tax liability and which is utilized in the computation of the Federal income tax liability of the group shall be deemed to be a tax benefit contributed by the member to the group.

	In some years the Step 2 savings to be credited may be less than the total tax savings items available for use. In such a case, the savings shall be attributed to tax savings items in the order that they are used on the consolidated return and in an amount equal to the savings actually realized.

	Under this method, capital losses would normally be used first to the extent there are capital gains, since these items are netted in order to reach income, and are used before any deductions or credits are taken into account. The value of the capital loss would be the current rate of tax for capital gain income of the loss. The next item to be used would be deductions resulting in a current year operating loss, and these would be valued at the marginal rate of tax on the income they offset. This is normally 46 percent under current law, but would be less for income under $100,000, which falls in to the graduated tax brackets under Reg.1.1502-33(d)(2), the amount of each graduated rate bracket is apportioned equally by dividing that amount by the number of corporations that where members of the group. Additionally, an alternative is to allocate the amount of each graduated rate bracket based on an election made be each of the companies' and including with that year's tax return. Operating loss carryovers would be used next, and finally credits would be used. Credits will be valued at 100 percent, since they result in dollar for dollar savings. Where the total amount of an item is not used, the savings will be allocated to each member in proportion to his share of the total of that benefit available from all members of the consolidated group.

(4)	Benefiting members will reimburse the other members prior to the filing of the consolidated tax return.

	A more complicated Situation is presented when there are several loss companies. Assume that the facts are the same as above except that there are three loss companies: C, D, and E with the following tax savings items:

                                    C         D             E
Capital Loss                          0      5,000          0
Current Operating Loss            5,000          0      3,000
Operating Loss Carryover              0     10,000          0
Credits                           4,000      8,000      4,000


Allocation of the $25,000 benefit from Step 2 would proceed as follows:

                                    C         D             E        Remaining
                                                                     Benefit
Capital Gains @ 28%                 0       1,400           0        23,600
Current Operating Loss
 Offsetting 46% Income          2,300           0       1,380        19,920
Operating Loss Carryover
 Offsetting 46% Income                      4,600                    15,320
Credits @ 100% (proportionate)  3,830       7,600       3,830             0
Total Allocated                 6,130      13,660       5,210             0





	Thus companies A and B would reimburse C, D and E for the above amounts. There will be credit carryovers for C, D, and E of $170, $340, and $170, respectively.


Separate Return Liability

	The Allocations and reimbursements outline above use the concept of a "separate return tax liability" as a starting point for allocations. This liability is the amount which a member of the affiliated group would pay of it filed a separate return. It is calculated in three basic steps.

(1)	The rules for consolidated return deferred accounting, inventory adjustments, basis determination, basis adjustments, excess losses, earnings and profits, and obligations of members must be applied.
(2)	Intercompany dividends are eliminated and no dividend received or paid deduction is allowed on intercompany dividends.
(3)	Adjustments are made for specific items used in the consolidated return which must be divided by some equitable method among the members.
	 The third step is the subject of this part of the Appendix. Two different approaches may be taken for the apportionment of the limits, deductions, and exemptions used to reach tax liability.

	It is recognized that each company is a part of an affiliated group, and that all credits, deductions and limitations must be apportioned in some equitable manner.

Specific Apportionments
(1)	Carryovers.  On a consolidated basis, items such as operating losses, capital losses, and contributions will be used first from the current year and then carried forward from the oldest year forward until exhausted. It is the intention of the Tax Sharing Agreement, for allocation and reimbursement purposes, that a member shall use its own carryovers first before it is required to reimburse another member for use of its carryover in consolidation, without regard for the fact that the tax regulations for consolidated returns may require a different order.
(2)	Contribution Deduction.  The amount of the contribution deduction is limited to 10% of consolidated taxable income. Thus the amount allowable may exceed the actual contributions. In order to avoid having a consolidated contribution carryover which is not owned by a member, each member agrees that its deduction be limited to its proportionate share on a separate return basis of the consolidated contribution deduction in a given year, rather than 10% of its separate return income, and that any contribution in excess of such amount be treated as its own carryover.
If the consolidated deduction is greater than the separate deductions of the profitable members (thus permitting a deduction for contributions of a loss member) the excess allowable deduction will be allocated to the loss members in proportion to the excess allowable over their available contributions.

Contribution Illustration

Example A                           A          B         C         Consolidated
Income before contributions     12,000       100      (5,600)        6,500
Contributions -  current           400        25         100
              -  carryover         300        25
              -  available         700        50         100
10% Limit                                                              650
Allowable on SR basis            1,200        10
Allowable by agreement             644         6
Carryover by agreement
              - current              0        19         100
              - prior               56        25
Taxable income                  11,356        94      (5,600)        5,850

Example B                           A          B         C         Consolidated
Income before contributions     12,000      (100)     (5,400)        6,500
Contributions - current only       200        50         200
10% Limit                                                              650
Available on SR basis              200                                 200
Excess deduction allowable                                             250
Allocation by agreement                       50         200
Carryover by agreement                        50         200
Taxable income                  11,800      (150)     (5,600)        6,050


(3)	Tax Brackets.  The members agree that the brackets will first be applied equally to the members with ordinary income. If the allocated amount exceeds income, the excess can be reapplied equally to the other members with remaining income.
(4)	I.T.C. Limitation.   The limitation on 100% utilization of investment
tax credit provided by Internal Revenue Code S46(a)(3), currently $25,000, will be allocated equally among the members with tax liability and available credits, with any excess to be allocated equally to those with remaining liability and credits.
(5)	I.T.C. Limit for Used Property.  The limitations on used property cost deemed eligible for investment credit, currently $215,000, will be allocated equally among the companies that have used property acquisitions with a ten year recovery life in any year. If a member is unable to utilize all of its allocated amount the excess will be allocated proportionately to the members with used property acquisitions in excess of their allocated share. If there are insufficient ten year recovery life assets, the remainder will be allocated to five year recovery life assets in a similar manner. Likewise, if there are not enough ten and five year recovery life assets, the remainder of the
$100,000 limitation will be allocated equally to members having three year recovery life used property additions.
(6)	Future Developments.  Any credits, deductions, or other items established by future legislation will be allocated in a manner consistent with the above methods.
	The foregoing examples are for illustrative purposes and are not intended to cover all possible situations that may arise.


Exhibit E	Other Documents - None

Exhibit F	Supporting Schedules

Report of Independent Public Accounts

To Unitil Corporation

		We have audited the consolidated balance sheet and consolidated statement of capitalization of Unitil Corporation and subsidiaries as of December 31, 1997, and the related consolidated statements of earnings, cash flows and changes in common stock equity for the year then ended, included in the 1997 annual report to the shareholders and incorporated by reference in this Form U5S. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

		We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

		In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Unitil Corporation and subsidiaries as of December 31, 1997, and the consolidated results of their operations and their consolidated cash flows for the year then ended, in conformity with generally accepted accounting principles.

							Grant Thornton LLP

Boston, Massachusetts
February 10, 1998

Exhibit G	Financial Data Schedules - See Exhibits 27.1 through 27.5

Exhibit G 27.1

[ARTICLE]                                       OPUR1
[FISCAL-YEAR-END]                               DEC-31-1997
[PERIOD-START]					JAN-01-1997
[PERIOD-END]					DEC-31-1997
[PERIOD-TYPE]					YEAR
[BOOK-VALUE]					PER-BOOK
[TOTAL-NET-UTILITY-PLANT]                       151,114,861
[OTHER-PROPERTY-AND-INVEST]			42,448
[TOTAL-CURRENT-ASSETS]                          29,119,404
[TOTAL-DEFERRED-CHARGES]                        57,700,431
[OTHER-ASSETS]					0
[TOTAL-ASSETS]					237,977,144
[COMMON]                                        35,653,142
[CAPITAL-SURPLUS-PAID-IN]                       1,451,707
[RETAINED-EARNINGS]				34,539,519
[TOTAL-COMMON-STOCKHOLDERS-EQ]                  71,644,368
[PREFERRED-MANDATORY]				3,665,900
[PREFERRED]					225,000
[LONG-TERM-DEBT-NET]                            63,895,589
[SHORT-TERM-NOTES]				18,000,000
[LONG-TERM-NOTES-PAYABLE]			0
[COMMERCIAL-PAPER-OBLIGATIONS]                  0
[LONG-TERM-DEBT-CURRENT-PORT]                   4,469,795
[PREFERRED-STOCK-CURRENT]			0
[CAPITAL-LEASE-OBLIGATIONS]			4,732,702
[LEASES-CURRENT]                                883,528
[OTHER-ITEMS-CAPITAL-AND-LIAB]			70,460,262
[TOT-CAPITALIZATION-AND-LIAB]			237,977,144
[GROSS-OPERATING-REVENUE]			169,737,999
[INCOME-TAX-EXPENSE]                            4,165,566
[OTHER-OPERATING-EXPENSES]			150,010,658
[TOTAL-OPERATING-EXPENSES]                      154,176,224
[OPERATING-INCOME-LOSS]                         15,561,775
[OTHER-INCOME-NET]                              -160,207
[INCOME-BEFORE-INTEREST-EXPEN]                  15,401,568
[TOTAL-INTEREST-EXPENSE]                        7,166,506
[NET-INCOME]					8,235,062
[PREFERRED-STOCK-DIVIDENDS]			276,040
[EARNINGS-AVAILABLE-FOR-COMM]			7,959,022
[COMMON-STOCK-DIVIDENDS]			5,803,688
[TOTAL-INTEREST-ON-BONDS]			4,981,741
CASH-FLOW-OPERATIONS>                           16,172,530
[EPS-PRIMARY]					1.80
[EPS-DILUTED]					1.76
Exhibit G 27.2

[ARTICLE]                                       OPUR1
[SUBSIDIARY]                               EXETER & HAMPTON ELECTRIC COMPANY
[NUMBER]                                        02
[FISCAL-YEAR-END]                               DEC-31-1997
[PERIOD-START]					JAN-01-1997
[PERIOD-END]					DEC-31-1997
[PERIOD-TYPE]					YEAR
[BOOK-VALUE]					PER-BOOK
[TOTAL-NET-UTILITY-PLANT]                       34,338,970
[OTHER-PROPERTY-AND-INVEST]			507
[TOTAL-CURRENT-ASSETS]				9,095,772
[TOTAL-DEFERRED-CHARGES]			5,227,417
[OTHER-ASSETS]					0
[TOTAL-ASSETS]					48,662,666
[COMMON]                                        1,920,669
[CAPITAL-SURPLUS-PAID-IN]                       0
[RETAINED-EARNINGS]				9,557,670
[TOTAL-COMMON-STOCKHOLDERS-EQ]                  11,478,339
[PREFERRED-MANDATORY]				1,009,300
[PREFERRED]					0
[LONG-TERM-DEBT-NET]				13,060,000
[SHORT-TERM-NOTES]				7,437,717
[LONG-TERM-NOTES-PAYABLE]			0
[COMMERCIAL-PAPER-OBLIGATIONS]                  0
[LONG-TERM-DEBT-CURRENT-PORT]                   1,137,000
[PREFERRED-STOCK-CURRENT]			0
[CAPITAL-LEASE-OBLIGATIONS]			0
[LEASES-CURRENT]                                0
[OTHER-ITEMS-CAPITAL-AND-LIAB]			14,540,310
[TOT-CAPITALIZATION-AND-LIAB]			48,662,666
[GROSS-OPERATING-REVENUE]			53,818,166
[INCOME-TAX-EXPENSE]				411,733
[OTHER-OPERATING-EXPENSES]			50,650,637
[TOTAL-OPERATING-EXPENSES]			51,062,370
[OPERATING-INCOME-LOSS]				2,755,796
[OTHER-INCOME-NET]			 -19,760
[INCOME-BEFORE-INTEREST-EXPEN]                  2,736,036
[TOTAL-INTEREST-EXPENSE]			1,623,716
[NET-INCOME]					1,112,320
[PREFERRED-STOCK-DIVIDENDS]			78,251
[EARNINGS-AVAILABLE-FOR-COMM]                   1,034,069
[COMMON-STOCK-DIVIDENDS]			0
[TOTAL-INTEREST-ON-BONDS]			1,273,899
[CASH-FLOW-OPERATIONS]				1,379,574
[EPS-PRIMARY]					5.30
[EPS-DILUTED]					5.30

Exhibit G 27.3

[ARTICLE]                                       OPUR1
[SUBSIDIARY]					CONCORD ELECTRIC COMPANY
[NUMBER]                                        01
[FISCAL-YEAR-END]                               DEC-31-1997
[PERIOD-START]					JAN-01-1997
[PERIOD-END]					DEC-31-1997
[PERIOD-TYPE]					YEAR
[BOOK-VALUE]					PER-BOOK
[TOTAL-NET-UTILITY-PLANT]                       30,119,020
[OTHER-PROPERTY-AND-INVEST]			23,827
[TOTAL-CURRENT-ASSETS]				7,097,592
[TOTAL-DEFERRED-CHARGES]			5,003,110
[OTHER-ASSETS]					0
[TOTAL-ASSETS]					42,243,549
[COMMON]                                        1,432,786
[CAPITAL-SURPLUS-PAID-IN]                       0
[RETAINED-EARNINGS]				8,747,472
[TOTAL-COMMON-STOCKHOLDERS-EQ]                  10,180,258
[PREFERRED-MANDATORY]				215,000
[PREFERRED]					225,000
[LONG-TERM-DEBT-NET]                            10,550,000
[SHORT-TERM-NOTES]				5,982,985
[LONG-TERM-NOTES-PAYABLE]			0
[COMMERCIAL-PAPER-OBLIGATIONS]                  0
[LONG-TERM-DEBT-CURRENT-PORT]                   2,170,000
[PREFERRED-STOCK-CURRENT]			0
[CAPITAL-LEASE-OBLIGATIONS]			0
[LEASES-CURRENT]                                0
[OTHER-ITEMS-CAPITAL-AND-LIAB]			12,920,306
[TOT-CAPITALIZATION-AND-LIAB]			42,243,549
[GROSS-OPERATING-REVENUE]			49,801,485
[INCOME-TAX-EXPENSE]				300,860
[OTHER-OPERATING-EXPENSES]			47,083,579
[TOTAL-OPERATING-EXPENSES]			47,384,439
[OPERATING-INCOME-LOSS]				2,417,046
[OTHER-INCOME-NET]			 -4,095
[INCOME-BEFORE-INTEREST-EXPEN]                  2,412,951
[TOTAL-INTEREST-EXPENSE]			1,498,106
[NET-INCOME]					914,845
[PREFERRED-STOCK-DIVIDENDS]			32,205
[EARNINGS-AVAILABLE-FOR-COMM]			882,640
[COMMON-STOCK-DIVIDENDS]			0
[TOTAL-INTEREST-ON-BONDS]			1,142,842
[CASH-FLOW-OPERATIONS]				2,868,143
[EPS-PRIMARY]					6.70
[EPS-DILUTED]					6.70


Exhibit G 27.4

[ARTICLE]                                       OPUR1
[SUBSIDIARY]                           FITCHBURG GAS AND ELECTRIC LIGHT COMPANY
[NUMBER]                                        03
[FISCAL-YEAR-END]                               DEC-31-1997
[PERIOD-START]					JAN-01-1997
[PERIOD-END]					DEC-31-1997
[PERIOD-TYPE]					YEAR
[BOOK-VALUE]					PER-BOOK
[TOTAL-NET-UTILITY-PLANT]                       73,980,125
[OTHER-PROPERTY-AND-INVEST]			18,114
[TOTAL-CURRENT-ASSETS]				18,344,919
[TOTAL-DEFERRED-CHARGES]			40,665,044
[OTHER-ASSETS]                                  0
[TOTAL-ASSETS]					133,008,202
[COMMON]                                        21,112,064
[CAPITAL-SURPLUS-PAID-IN]                       -1,890
[RETAINED-EARNINGS]				16,452,514
[TOTAL-COMMON-STOCKHOLDERS-EQ]                  37,572,688
[PREFERRED-MANDATORY]				2,441,600
[PREFERRED]					0
[LONG-TERM-DEBT-NET]				33,000,000
[SHORT-TERM-NOTES]				10,020,914
[LONG-TERM-NOTES-PAYABLE]			0
[COMMERCIAL-PAPER-OBLIGATIONS]                  0
[LONG-TERM-DEBT-CURRENT-PORT]                   1,000,000
[PREFERRED-STOCK-CURRENT]			0
[CAPITAL-LEASE-OBLIGATIONS]			2,499,103
[LEASES-CURRENT]                                130,642
[OTHER-ITEMS-CAPITAL-AND-LIAB]			46,343,255
[TOT-CAPITALIZATION-AND-LIAB]			133,008,202
[GROSS-OPERATING-REVENUE]			69,165,087
[INCOME-TAX-EXPENSE]				3,297,901
[OTHER-OPERATING-EXPENSES]			56,252,821
[TOTAL-OPERATING-EXPENSES]			59,550,722
[OPERATING-INCOME-LOSS]				9,614,365
[OTHER-INCOME-NET]		 	-62,114
[INCOME-BEFORE-INTEREST-EXPEN]                  9,552,251
[TOTAL-INTEREST-EXPENSE]			3,530,702
[NET-INCOME]					6,021,549
[PREFERRED-STOCK-DIVIDENDS]			165,583
[EARNINGS-AVAILABLE-FOR-COMM]			5,855,966
[COMMON-STOCK-DIVIDENDS]			0
[TOTAL-INTEREST-ON-BONDS]			2,565,000
[CASH-FLOW-OPERATIONS]				8,831,888
[EPS-PRIMARY]					4.70
[EPS-DILUTED]					4.70

Exhibit G 27.5

[ARTICLE]                                       OPUR1
[SUBSIDIARY]					UNITIL POWER CORP.
[NUMBER]                                        04
[FISCAL-YEAR-END]                               DEC-31-1997
[PERIOD-START]					JAN-01-1997
[PERIOD-END]					DEC-31-1997
[PERIOD-TYPE]					YEAR
[BOOK-VALUE]					PER-BOOK
[TOTAL-NET-UTILITY-PLANT]                       0
[OTHER-PROPERTY-AND-INVEST]			0
[TOTAL-CURRENT-ASSETS]				10,039,682
[TOTAL-DEFERRED-CHARGES]			0
[OTHER-ASSETS]					0
[TOTAL-ASSETS]					10,039,682
[COMMON]                                        101,000
[CAPITAL-SURPLUS-PAID-IN]                       0
[RETAINED-EARNINGS]				306,697
[TOTAL-COMMON-STOCKHOLDERS-EQ]                  407,697
<PREFERRED- MANDATORY>				0
[PREFERRED]					0
[LONG-TERM-DEBT-NET]				0
[SHORT-TERM-NOTES]				0
[LONG-TERM-NOTES-PAYABLE]			0
[COMMERCIAL-PAPER-OBLIGATIONS]                  0
[LONG-TERM-DEBT-CURRENT-PORT]                   0
[PREFERRED-STOCK-CURRENT]			0
[CAPITAL-LEASE-OBLIGATIONS]			0
[LEASES-CURRENT]                                0
[OTHER-ITEMS-CAPITAL-AND-LIAB]			9,631,985
[TOT-CAPITALIZATION-AND-LIAB]			10,039,682
[GROSS-OPERATING-REVENUE]			78,973,254
[INCOME-TAX-EXPENSE]				30,596
[OTHER-OPERATING-EXPENSES]			78,782,376
[TOTAL-OPERATING-EXPENSES]			78,812,972
[OPERATING-INCOME-LOSS]				160,282
[OTHER-INCOME-NET]				 17,784
[INCOME-BEFORE-INTEREST-EXPEN]                  178,066
[TOTAL-INTEREST-EXPENSE]			133,000
[NET-INCOME]					45,066
[PREFERRED-STOCK-DIVIDENDS]			0
[EARNINGS-AVAILABLE-FOR-COMM]			45,066
[COMMON-STOCK-DIVIDENDS]			0
[TOTAL-INTEREST-ON-BONDS]			0
[CASH-FLOW-OPERATIONS]				2,532,420
[EPS-PRIMARY]					450.66
[EPS-DILUTED]					450.66



Exhibit H	Organizational Chart - Not Applicable

Exhibit I		Majority Owned Associate Company - Not Applicable

SIGNATURE

	Each undersigned system company has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

UNITIL CORPORATION

By ___________________________
Robert G. Schoenberger
Chairman of the Board &
 Chief Executive Officer


UNITIL SERVICE CORP.

By ___________________________
Robert  G. Schoenberger
President


UNITIL RESOURCES, INC.

By ___________________________
James G. Daly
President


CONCORD ELECTRIC COMPANY,
EXETER & HAMPTON ELECTRIC COMPANY,
FITCHBURG GAS AND ELECTRIC LIGHT COMPANY.
UNITIL REALTY CORP.

By ___________________________
Michael J. Dalton
President



UNITIL POWER CORP.

By ___________________________
George R. Gantz
President


Date ___________________________